Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2006		2007		2008		2009(2)		2010(2)		2011
Net income (loss)	$41,946		$40,982		$2,162		$(58,038)		$(40,102)		$8,550
Income tax expense (benefit)	32,994		33,901		9,349		(36,101)		(23,469)		6,623
Fixed charges	173,889		232,691		242,877		268,441		254,098		239,842

Earnings	248,829		307,574		254,388		174,302		190,527		255,015

Interest expense, net	111,644		166,003		169,150		196,520		185,681		170,524
Rents under leases representative of an interest factor	61,880		66,323		73,362		71,556		68,052		68,953
Preferred dividends	365		365		365		365		365		365

Fixed charges	173,889		232,691		242,877		268,441		254,098		239,842

Ratio of earnings to fixed charges	1.4	x	1.3	x	1.0	x	0.6	x	0.7	x	1.1	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million, respectively.